Exhibit 21

                         Subsidiaries of the Registrant

The three subsidiaries of the Registrant are Victory State Bank, which is chartered under the laws of the State of New York and which does business under the name Victory State Bank, VSB Capital Trust I, a trust organized under Delaware Law, and VSB Bancorp Inc. Employee Stock Ownership Trust, a trust organized under Maine Law.